UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 22 March, 2023

Commission File Number 1-31615

Sasol Limited
50 Katherine Street

Sandton 2196
South Africa
Johannesburg, 2198
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

Enclosure: Press release: Annual Financial Statements 2022

ENCLOSURES

Sens Announcement dated 20 March 2023: Independent Auditor Rotation

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or the "Company" )

INDEPENDENT AUDITOR ROTATION

In accordance with the mandatory audit firm rotation rule of the Independent Regulatory
Board for Auditors, PricewaterhouseCoopers Incorporated (PwC), who has served as the Company's independent auditor since the Company's 2014 financial year, will step down as the Company's auditor on 30 June 2023. PwC will complete the audit of the annual financial statements for the 2023 financial year and report to shareholders at the annual general meeting scheduled for 17 November 2023 (2023 AGM).

In terms of paragraphs 3.75 to 3.78 of the JSE Limited Listings Requirements, investors are advised that, following a comprehensive tender process, the Sasol Audit Committee has appointed KPMG Incorporated as the Company's independent auditor with effect from 1 July 2023, with Ms Safeera Loonat as the designated audit partner. KPMG will be proposed for appointment by shareholders at the Company's 2023 AGM.

20 March 2023
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 March 2023

By:          /sgd/M du Toit
Name:    M du Toit
Title:       Group Company Secretary